Annual Meeting of Shareholders (the "Meeting") of
Trekor Metals Limited (formerly, Taseko Mines Limited)

VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 24, 2026 (the "Meeting").  Attendance at the Meeting was 462,543 Shares represented and voted in person and 216,260,647 Shares represented and voted by proxy for a total of 216,723,190 voting shares represented at the Meeting, being 59.27% of the outstanding shares.  At the meeting, all of the management nominees for director were elected by acclamation, and the shareholders approved, by a show of hands: (i) the appointment of Pricewaterhouse Coopers LLP, Chartered Professional Accountants, as auditor of the Company and authorized the directors of the Company to fix the remuneration of the auditor; (ii) fixing the number of directors at nine; (iii) approval of the name change to Trekor Metals Limited; (iv) approval of amendments to the Company's existing deferred share unit plan and stock option plan; and (v) an advisory vote on say on pay.  Although a ballot was not conducted on any resolution, had a ballot vote been conducted, based on proxies received by the Company and votes cast at the Meeting, voting results on the resolutions would have been as follows:

Item 1: Appointment of Auditor:

	Total Votes	% of Votes Cast
Votes in Favor	215,028,241	99.43
Votes Withheld	1,232,405	0.57
Total Votes Case	216,260,646

Item 2: Number of Directors

	Total Votes	% of Votes Cast
Votes in Favor	213,445,083	98.70
Votes Against	2,815,562	1.30
Total Votes Case	216,260,645

Item 3: Election of Directors

Name	Votes in Favour	%	Votes Withheld	%
Anu Dhir	165,094,082	97.2	4,700,232	2.8
Robert A. Dickinson	125,056,615	73.8	44,459,898	26.2

Name	Votes in Favour	%	Votes Withheld	%
Russell E. Hallbauer	166,589,890	98.3	2,926,623	1.7
Rita Maguire	168,128,959	99.2	1,387,554	0.8
Stuart McDonald	166,975,121	98.3	2,819,192	1.7
Peter C. Mitchell	168,046,396	99.0	1,747,917	1.0
Kenneth Pickering	163,763,495	96.5	6,030,818	3.5
Ronald W. Thiessen	158,376,856	93.4	11,139,657	6.6
Crystal Smith	167,676,755	98.8	2,117,558	1.2

Item 4: Approval of the Name Change to Trekor Metals Limited

	Total Votes	% of Votes Cast
Votes in Favor	206,680,681	95.57
Votes Against	9,579,964	4.43
Total Votes Case	216,260,645

Item 5: Amendments to the Existing Deferred Share Unit Plan and Option Plan

	Total Votes	% of Votes Cast
Votes in Favor	119,133,615	70.16
Votes Against	50,660,696	29.84
Total Votes Case	169,794,311

Item 6: Say-on-Pay

	Total Votes	% of Votes Cast
Votes in Favor	163,076,340	96.20
Votes Against	6,440,174	3.80
Total Votes Case	169,516,514

There were 46,466,334 non-votes recorded (but not voted) on the election of each director, except for the election of Anu Dhir, which had 46,466,333 non-votes recorded.  With respect to the resolution to set the number of directors, there were 2 non-votes recorded.  With respect to the resolution to appoint the auditor of the Company, there was 1 non-vote recorded. With respect to the resolution approving the name change, there were 2 non-votes recorded.  With respect to the amendments to the existing DSU Plan and Share Option Plan, there were 46,466,336 non-votes recorded.  With respect to the "Say on Pay" resolution, there were 46,466,333 non-votes recorded.

Dated: June 25, 2026	TREKOR METALS LIMITED

"Trevor Thomas"

Trevor Thomas, Corporate Secretary